

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Damian Scokin
Chief Executive Officer
Despegar.com, Corp.
Juana Manso 1069, Floor 5
Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

> **Re: Despegar.com, Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38209**

Dear Mr. Scokin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation